Mary Jane’s Vape & Smoke Shop, Inc.

302 West Victory Dr.

Savannah GA 31405

Via EDGAR

February 7, 2019

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Scott Anderegg

Re: Mary Jane’s Vape & Smoke Shop, Inc.

Amendment 2 to Registration Statement on Form S-1

Filed December 6, 2018

File No. 333-227270

Dear Mr. Anderegg:

I write on behalf of Mary Jane’s Vape & Smoke Shop, Inc., (the “Company”) in response to Staff’s letter of February 4, 2019, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, filed December 6, 2018 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form S-1 Amendment No. 3 filed December 21, 2018

Management’s Discussion of Financial Condition and Results of Operations, page 37

1. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or to the extent that past performance is indicative of future performance. In this regard, with a view to understanding the primary drivers behind your decrease in revenue, please discuss which line of products have generated revenues, including any known trends and uncertainties associated with those products. For example, consider discussing the impact that the recent FDA actions related to the prevention of e-cigarette sales may have on your revenue, if any. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

In response to this comment, the Company provided additional analysis of its revenues and products.

Executive Compensation, Page 41

4. Please provide the information required by Item 402 of Regulation S-K and update your executive compensation disclosure to include your most recently completed fiscal year. For guidance, refer to Question 117.05 of our Regulation S-K Compliance and

Disclosure Interpretations.

In response to this comment, the Company updated Executive Compensation for 2018.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Moses Campbell

Moses Campbell

Enclosures:

Acknowledgment by the Company

Mary Jane’s Vape & Smoke Shop, Inc.

302 West Victory Dr.

Savannah GA 31405

Via EDGAR

February 7, 2019

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Scott Anderegg

Re: Mary Jane’s Vape & Smoke Shop, Inc.

Amendment 2 to Registration Statement on Form S-1

Filed December 6, 2018

File No. 333-227270

Dear Mr. Anderegg

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated February 4, 2019 by the Commission’s Division of Corporation Finance, this correspondence shall serve as acknowledgment by the Company of the following:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
▪	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Moses Campbell

Moses Campbell

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